Filed by Nationwide Health Properties, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Nationwide Health Properties, Inc. Commission File No. 1-9028

A Transformative Combination Creating The Leading Healthcare REIT Combination with Nationwide Health Properties Investor Presentation

Key Terms of the Transaction Stock for stock combination with Nationwide Health Properties (NYSE: NHP) ("NHP") Each share of NHP to be converted into 0.7866 shares of Ventas Fixed exchange ratio NHP shareholders will own approximately 35% of combined company stock1 Exchange Ratio Total Value Timing Board of Directors Note: Includes shares to be issued to LREP in conjunction with the Atria transaction Per share value of $44.99, based on Ventas closing stock price on February 25, 2011 Total transaction value of $7.4 billion Doug Pasquale and two other NHP directors to join the Ventas Board of Directors Expected to close in 3Q2011

Strategic Benefits of the Combination

Financial Benefits of the Transaction A Strategic, Accretive and Deleveraging Transaction

Healthcare Real Estate Opportunity Trends in Healthcare Real Estate have Generated Opportunities for Further Investment and Created Value for Investors Combined Company Positioned To Thrive A $700 billion real estate market and growing Strong Supply & Demand Fundamentals 85+ age cohort expected to grow at 2.8% CAGR over the next 25 years (3x national average) 79 million baby boomers that begin to turn 65 in 2011 Healthcare spending projected to grow to 20% of U.S. GDP by 2019, from approximately 18% currently 32 million uninsured gain access to the healthcare system Limited new supply over the last several years and in the near future Underpenetrated sector with <10% of real estate owned by healthcare REITs

Geographically Diversified Portfolio Over 1,300 Facilities Located in 48 States and 2 Provinces(1) Balances Single State Regulatory, Reimbursement, Climate and Economic Changes As of 12/31/10. Pro forma for Atria transaction. 48 states including the District of Columbia. Includes only owned assets and assets in the unconsolidated JV. Excludes two assets held for sale. 379 47 234 643 8

Best Diversification Among Healthcare REITs

NOI by Business Model For Ventas Standalone vs. Ventas + NHP Combined
Every Tenant ≤ 19% of NOI



Other
MOBs
8%
7%
Senior Care
6%
Kindred
28%
13%
Brookdale
17%
21%
Sunrise
Atria



Other
Kindred
26%
19%
Wingate
2%
14%
Atria
11%
MOBs
4%
13%
11%
Senior Care
Sunrise
Brookdale

Current[1]	Combined Company[2]
Top 3 Tenant / Operators: 66%	Top 3 Tenant / Operators: 46%

74% of NOI From Sector Leading Tenants and MOBs

1. As of 12/31/10. Pro forma for Atria transaction.
2. Based on 2011 as underwritten

VENTAS Nationwide Health Properties

7

Major Tenant/Operators Have Experience and Scale

Excellent Tenant/Operators

- **Atria Senior Living**
- 4th largest U.S. assisted living provider; >14,000 units

- **Kindred (NYSE: KND)**
- $1.3bn Equity Value / $6+ billion revenue / >35,000 beds (PF)
- Largest U.S. post-acute provider – LTACs, IRFs, & SNFs
- Recent announcement of RehabCare acquisition

- **Brookdale (NYSE: BKD)**
- Largest U.S. senior living provider with >51,000 units
- Experienced, cycle-tested management team
- Demonstrated access to capital - $3.0+ billion market capitalization

- **Sunrise, Inc. (NYSE: SRZ)**
- High quality, high acuity, mission-driven leader
- Globally recognized senior living brand; >31,000 units
- Significant stock momentum: ~$500 million market capitalization

Industry Leading Tenant/Operators Provide Transparency and Credibility

8

Multi-Faceted Business Model NOI by Business Model For Ventas Standalone vs. Ventas + NHP Combined Transaction Creates Significant Capacity to Add to Our Seniors Housing Operating Assets SH Operating Assets: 39% SH Operating Assets: 26% Seniors Housing Operating Assets MOBs Other Assets Seniors Housing Operating Assets MOBs Other Assets As of 12/31/10. Pro forma for Atria transaction. Based on 2011 as underwritten Current1 Combined Company2

Best-in-Class Healthcare REIT NOI by Asset Class For Ventas Standalone vs. Ventas + NHP Combined NOI Contribution From Private Pay Assets Remains Strong at 70% With Increased MOB Presence Private Pay Assets: 69% Private Pay Assets: 70% Seniors Housing SNFs Hospitals MOBs Other SNFs MOBs Other Hospitals As of 12/31/10. Pro forma for Atria transaction. Based on 2011 as underwritten Current1 Combined2 Seniors Housing

Well Covered Secure Triple-Net Rents Pro Forma Ventas Will Have Excellent Cash Flow / Rent Coverage on Triple-Net Lease Portfolio Excellent Cash Flow Coverage on Triple Net Lease Portfolio of 1.7x 1. Trailing Twelve Months EBITDARM to Cash Rent using the latest available financials. In instances where full 12 months of data does not exist, annualized or underwritten data is used. EBITDARM is defined as earnings before interest, income taxes, depreciation, amortization, rent, and management fees. Includes 8 other triple net leased properties with EBITDARM coverage of 3.7x Total Portfolio(1)= 1.7x

Continue to Execute on Strategic Growth & Diversification Plan Compete Effectively for All Transactions 1. Grow and Invest in Existing Relationships 2. Acquire More High-Quality, High-Growth Seniors Housing Operating Assets 3. Mine High Return Redevelopment Opportunities in Existing Portfolios 4. Improve Cost of Capital Advantage 5. Leverage Talents of Combined Board and Management Teams 6.

Transaction Supports Continued Ventas Dividend Growth Dividend Payout Ratio (%) 72% 69% 65% 71% 76% 76% 74% 74%

The Combination with Nationwide Health Properties Creates ... Increased Scale and Liquidity Improved Asset Class, Tenant/Operator, Business Model and Geographic Diversification Significant Private Pay Asset Base Growth Opportunities Better Credit Profile Cost of Capital Advantage Normalized FFO and FAD Accretion Increased Potential for Dividend Growth Management Team with Track Record of Delivering Industry Leading Returns to Shareholders

Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers of these materials are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to: (a) the ability and willingness of the Company's tenants, operators, borrowers, managers and other third parties to meet and/or perform the obligations under their various contractual arrangements with the Company, including, in some cases, their obligations to indemnify, defend and hold the Company harmless from and against various claims, litigation and liabilities; (b) the ability of the Company's tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) the Company's success in implementing its business strategy and the Company's ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments, including those in different asset types and outside the United States; (d) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (e) the ability of the Company's operators and managers, as applicable, to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (f) the Company's ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations; (g) risks associated with the Company's senior living operating portfolio, such as factors causing volatility in the Company's operating income and earnings generated by its properties, including without limitation national and regional economic conditions, costs of materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and timely delivery of accurate property-level financial results for those properties; and (h) the other factors set forth in the Company's periodic filings with the Securities and Exchange Commission.

Additional Information about the Proposed Transaction and Where to Find It This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Ventas and NHP expect to prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to Ventas's proposed acquisition of NHP. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ventas and NHP with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas's website at www.ventasreit.com, and copies of the documents filed by NHP with the SEC are available free of charge on NHP's website at www.nhp-reit.com. Ventas, NHP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ventas's and NHP's shareholders in respect of the proposed transaction. Information regarding Ventas's directors and executive officers can be found in Ventas's definitive proxy statement filed with the SEC on March 19, 2010. Information regarding NHP's directors and executive officers can be found in NHP's definitive proxy statement filed with the SEC on March 25, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC's website and from Ventas or NHP, as applicable, using the sources indicated above.